Exhibit 99.1

November 30, 2020

SSR MINING ANNOUNCES POSITIVE RESULTS OF THE ÇÖPLER DISTRICT

MASTER PLAN STUDIES

The Master Plan Feasibility Level Study Reserve Case Produces an NPV 5% of $1.7 Billion

The Alternative PEA Case Including Ardich Resources Produces a Potential NPV 5% of $2.2 Billion

DENVER, CO – SSR Mining Inc. (NASDAQ/TSX: SSRM; ASX: SSR) (“SSR Mining”) is pleased to announce the positive results of its independently prepared Master Plan study of the Çöpler District (“Çöpler District Master Plan 2020” or “CDMP20”) which will be set forth in an independent National Instrument 43-101 Technical Report on the Çöpler mine. Çöpler has been in continuous operations since 2010 and has cumulatively produced over 2 Moz of gold. The CDMP20 summarizes SSR Mining’s current development strategy for Çöpler and includes analysis for two production scenarios:

1.	Mineral Reserve case (the “Reserve Case”) incorporating a supplemental flotation circuit prepared to a Feasibility Study level; and

2.	An alternative Preliminary Economic Assessment case including the development of Ardich (the “PEA Case”). (1)

Highlights of the Çöpler District Master Plan 2020:

(All results on a 100% basis; currency in U.S. dollars)

•	Significant increase in Mineral Reserves and Mineral Resources: Updated figures and growth since December 31, 2019:

•	4.0 Moz Mineral Reserves – increase of 22%;

•	7.4 Moz Measured & Indicated Mineral Resources (2) – increase of 24%; and

•	3.1 Moz Inferred Resources – increase of 58%.

•	Reserve Case outlines benefits of operational improvements and the addition of a supplemental flotation circuit:

•	NPV5% of $1.7 billion;

•	Life of mine production of 3.6 Moz of gold;

•	Average annual production of 266,000 ounces of gold over the first five years;

•	Average AISC of $865 per ounce (3) over the first five years;

•	Average annual free cash flow of $224 million (4) over the first five years;

•	Incorporation of supplemental flotation circuit: Increases sulfide plant throughput, lowers operating costs; and

•	21-year asset life at higher processing rates: Mine life extension a result of lower processing costs, additional pit phases, additional tailings capacity, and an increased gold price.

•	PEA Case shows potentially robust economic results and increased production scale as a result of including development of the Ardich mineral resources:

•	NPV5% of $2.2 billion;

•	Life of mine production of 4.6 Moz of gold;

•	Average annual production of 306,000 ounces of gold over the first five years;

•	Average AISC of $886 per ounce (3) over the first five years;

•	Average annual free cash flow of $249 million (4) over the first five years;

•	22-year asset life;

•	Ardich deposit incremental development capital of ~$50 million;

•

The Ardich deposit is a newly identified deposit that is separate to the other deposits on the property. Drilling is continuing at the Ardich deposit and it is expected that the drilling will further define the Mineral Resource; and

•

The PEA Case is preliminary in nature and includes an economic analysis that is based, in part, on Inferred Mineral Resources. Inferred Mineral Resources are considered too speculative geologically for the application of economic considerations that would allow them to be categorized as Mineral Reserves, and there is no certainty that the results will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

•

Approval for construction of the supplemental flotation circuit: SSR Mining’s Board of Directors has approved construction of the supplemental flotation circuit at a total cost of $18 million with commissioning expected in Q3 2021.

•	Permitting advancing: Permitting and Environmental Impact Assessment (“EIA”) updates for both Çöpler and Ardich are underway.

•

Tailings capacity constraint removed: A seventh lift of the tailings storage facility (“TSF”) along with improved settling, resulting from the flotation circuit removes the Mineral Reserve tailings capacity constraint on total tonnes processed. Engineering and permitting is proceeding on a second smaller tailings facility in anticipation of growth at Ardich and Çöpler.

•

Exploration continues at Ardich with positive drill results: Results from drilling completed since February 2020 provide encouragement for extension of the mineralized zones beyond the extents of the updated Mineral Resource. Drilling continues with three drills currently active.

Rod Antal, President and CEO stated, “We are pleased with the results of the updated Çöpler District Master Plan which demonstrates long-term value and the significant organic growth potential of this world-class operation. The CDMP20 clearly outlines a potential path to sustaining ~300,000 ounces of annual production from the district for at least 10 years, the extension of the overall mine life to 20+ years at increased processing rates, and the generation of robust free cash flows over the mine life.

In addition to numerous highly prospective targets identified within the district over the last several years, the subsequent Ardich drilling results, coupled with the C2 exploration results from last week, continue to indicate the significant upside we see at Çöpler for years to come. Ardich represents the most advanced project in the district with exploration, engineering, and permitting continuing to advance the project to potentially bring it into production by 2023.”

Çöpler District Master Plan 2020 Summary

The CDMP20 summarizes the current SSR Mining development strategy for Çöpler and includes analysis for two production scenarios:

1.	Reserve Case demonstrating the Mineral Reserves and incorporating a supplemental flotation circuit; and

2.	The alternative PEA Case outlining the development of Ardich.

A location plan showing the facility locations and the boundaries of the Reserve Case and the PEA Case is shown in Figure 1.

The CDMP20 scope included:

•	Updated Mineral Resource on the Çöpler, Çakmaktepe and Ardich deposits;

•	Updated Mineral Reserve on the Çöpler and Çakmaktepe deposits;

•	The incorporation of a supplemental flotation circuit in the existing sulfide plant; and

•	PEA which includes the preliminary development plan for the Ardich Mineral Resources.

Figure 1. CDMP20 Reserve Case and PEA Case Boundaries.

The Reserve Case is supported by feasibility study level work on the currently operated pits at the Çöpler and Çakmaktepe deposits, the heap leach facility, and the sulfide plant. The processing analysis in the Reserve Case includes incorporation of a flotation circuit into the existing sulfide plant to upgrade sulfide sulfur to fully utilize grinding and pressure oxidation (“POX”) autoclave capacity. The flotation circuit is in detailed design and preliminary construction works are underway pending final permitting which is expected in late 2020.

The PEA Case on an expanded Çöpler project includes the new predominantly oxide Ardich deposit for the enlarged project area, and that reflects the increased capital costs and infrastructure required. The PEA Case analyzes inclusion of production from Ardich in a whole of project analysis and represents a significant change from the Reserve Case economic results and production profile.

The key production and economic analysis from the CDMP20 are shown in Table 1.

Table 1. CDMP20 Results Summary.

Item	Unit	Reserve Case	PEA Case
Oxide Processed
Heap Leach Quantity	kt	7,668	25,008
Gold Feed Grade	g/t	1.22	1.69
Sulfide Processed
Quantity Milled	kt	51,084	54,073
Gold Feed Grade	g/t	2.24	2.33
Total Gold Produced
Oxide – Gold	koz	256	956
Sulfide – Gold	koz	3,334	3,691
Total – Gold	koz	3,591	4,646
Oxide – Gold Recovery	%	73	68
Sulfide – Gold Recovery	%	91	91
5-Year Annual Average
Average Gold Produced	koz	266	306
Free Cash Flow	$M	224	249
Production Costs (3)	$/oz Au	682	701
All-in Sustaining Costs (3)	$/oz Au	865	886
Key Financial Results
Production Costs (3)	$/oz Au	748	726
All-in Sustaining Costs (3)	$/oz Au	945	893
Site Operating Costs	$/t treated	47.09	42.87
After-Tax NPV (5%)	$M	1,733	2,164
Mine Life	years	21	22

Note: 5-Year annual average is for the period January 2021 to December 2025.

Sulfide Plant Flotation Circuit

A 50 to 150 tph flotation circuit will increase overall sulfide plant throughput, utilizing latent capacity in the sulfide plant, in particular the grinding and POX circuits. Total plant throughput will increase up to a maximum of 400 tph, depending on ore type and chemistry. Total plant and flotation circuit throughput will modulate to produce a concentrate that will maintain maximum autoclave sulfide sulfur throughput rates.

The flotation circuit is being installed between grinding and acidulation, as shown in Figure 2. A bleed / slip stream from the grinding thickener feed will go to flotation, gold bearing sulfide concentrate will return to the grinding thickener to be combined with POX feed. The carbonate rich flotation tailings go directly to leaching.

The projected benefits of the flotation circuit are:

•	A significant increase in overall plant throughput rate (1.9 to 2Mtpa design up to a max 3Mtpa);

•	Increased tailings settled density provides additional TSF capacity;

•	Reduced reagent usage (acid and lime); and

•	Making the sulfide plant less dependent on input ore chemical parameters (less process excursions & reduced mine costs).

Figure 2. Flotation circuit block flow diagram and graphics.

Figure 3. Flotation circuit graphics.

Figure 4. Flotation circuit graphics.

Ardich

The Ardich deposit is a newly discovered deposit that is separate to the other deposits on the property. Drilling is continuing at Ardich and is expected to further define and expand the Mineral Resource. The development of Ardich requires development of a new open pit that is 6 km from the current Çöpler pit and 1 km from the Çakmaktepe pit.

The PEA Case defines the first iteration of the potential development plan for Ardich. Permitting and planning for development is underway. The production profile of the PEA Case is outlined below in Figure 5.

Figure 5. PEA Case production profile.

Note: 2020E gold production of 330k ounces calculated based on year-to-date actual production of 244k ounces, plus 86k ounces of estimated gold production in Q4 2020.

Inferred Mineral Resources from Ardich are included in the PEA Case. The Ardich oxide Mineral Resources in the PEA Case for feed to the oxide heap leach represent a more than doubling of the production rate at an average grade that is 50% higher than the Çöpler oxide heap leach processing rate and average grade in the Reserve Case. The PEA Case includes assumptions for separate capital, infrastructure and permitting that will be required to develop the Ardich Mineral Resources. The Ardich Mineral Resource was not included in the previous Technical Report and so the PEA represents a significant change in information.

The PEA Case is preliminary in nature and includes an economic analysis that is based, in part, on Inferred Mineral Resources. Inferred Mineral Resources are considered too speculative geologically for the application of economic considerations that would allow them to be categorized as Mineral Reserves, and there is no certainty that the results will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

NPV Sensitivities

Mineral Resources

Overall, there has been a 24% increase in Measured and Indicated contained gold and a 58% increase in Inferred contained gold. The new work has for the first time identified Measured Mineral Resources at Çöpler and Ardich.

The differences have been calculated between the CDMP20 Mineral Resources and the previous Mineral Resources reported as at December 31, 2019. The complete Mineral Resource is shown in Table 2 for each deposit, material type, and classification.

The differences are a function of the following changes:

•	Reduction in cut-off grades due to lower unit costs, higher throughputs in the sulfide plant, and increased gold price

•	Larger conceptual pit shell selecting additional model cells above the cut-off

•	Review of metallurgical recoveries

•	Update to Çakmaktepe and Ardich resource models to incorporate recent drillhole data

•	Review of Mineral Resource classification method

•	Depletion through mining since 31 December 2019

Table 2. CDMP20 Mineral Resources Summary.

CDMP20 Mineral Resources Summary (as at the Effective Date)
	Tonnage (kt)	Grades			Contained Metal
Classification		Au (g/t)	Ag (g/t)	Cu (%)	Gold (koz)	Silver (koz)	Copper (klb)
Çöpler Mine Oxide Mineral Resource
Measured	287	1.29	7.75	0.09	12	72	540
Indicated	25,139	0.98	3.44	0.15	789	2,781	81,399
Measured + Indicated	25,427	0.98	3.49	0.15	801	2,853	81,939
Inferred	33,083	0.96	7.16	0.13	1,017	7,614	94,935
Çöpler Mine Sulfide Mineral Resource
Measured	2,454	2.22	7.21	—	175	569	—
Indicated	84,558	1.84	5.04	—	5,015	12,617	—
Measured + Indicated	87,012	1.86	4.71	—	5,190	13,186	—
Inferred	34,073	1.54	12.72	—	1,692	13,937	—
Çakmaktepe Oxide Mineral Resource
Measured	—	—	—	—	—	—	—
Indicated	3,626	1.53	8.50	—	179	993	—
Measured + Indicated	3,626	1.53	8.50	—	179	993	—
Inferred	1,205	0.85	4.04	—	33	157	—
Ardich Oxide Mineral Resource
Measured	4,707	1.63	—	—	246	—	—
Indicated	12,817	1.62	—	—	666	—	—
Measured + Indicated	17,524	1.62	—	—	912	—	—
Inferred	4,713	1.62	—	—	246	—	—
Ardich Sulfide Mineral Resource
Measured	695	2.56	—	—	57	—	—
Indicated	2,231	3.71	—	—	266	—	—
Measured + Indicated	2,926	3.43	—	—	323	—	—
Inferred	782	4.24	—	—	107	—	—
Bayramdere Oxide Mineral Resource
Measured	—	—	—	—	—	—	—
Indicated	145	2.34	20.82	—	11	97	—
Measured + Indicated	145	2.34	20.82	—	11	97	—
Inferred	8	2.17	19.95	—	1	5	—
CPMD20 Mineral Resources Total
Measured	8,143	1.87	2.45	0.00	490	641	540
Indicated	128,517	1.68	3.99	0.03	6,926	16,485	81,399
Measured + Indicated	136,660	1.69	3.90	0.03	7,416	17,126	81,939
Inferred	73,865	1.30	9.14	0.06	3,094	21,713	94,935

•	Mineral Resources have an effective date of November 27, 2020.

•	Mineral Resources are reported based on end of August 2020 topography surface.

•	Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

•

Mineral Resources are shown on a 100% basis. Çöpler Mineral Resources are located on ground held 80% by SSR Mining, Çakmaktepe and Bayramdere Mineral Resources are located on ground held 50% by SSR Mining, and approximately 96% of Ardich Mineral Resources are located on ground held 80% by SSR Mining, with the remainder located on ground 50% held by SSR Mining.

•	Çöpler Sulfide Indicated total includes stockpiles: 6,674 kt @ 2.63 g/t Au (*).

•	Çakmaktepe Oxide Indicated total includes stockpiles: 11 kt @ 2.69 g/t Au (t).

•	At Çöpler: oxide is defined as material <2% total sulfur and sulfide material is ≥2% total sulfur.

•

At Ardich and Çakmaktepe, low-sulfur (LS) oxide is defined as material with <1% total sulfur, high-sulfur (HS) oxide is material with ≥1% and <2% total sulfur, and sulfide material is ≥2% total sulfur.

•	At Bayramdere: oxide is defined as material <2% total sulfur. There is no sulfide material at Bayramdere.

•

All Mineral Resources in the CDMP20 were assessed for reasonable prospects for eventual economic extraction by reporting only material that fell within conceptual pit shells based on metal prices of $1,750/oz for gold ($1,400/oz for gold and $19.00/oz for silver for Bayramdere). The following parameters were used:

•	Metallurgical recoveries in oxide: Çöpler 62.3%–78.4%, Çakmaktepe 38.0%–80.0%, Ardich 40.0%–73.0%, and Bayramdere 75.0%, and in sulfide: Çöpler 85.0%, and Ardich 82.9%;

•

Gold cut off grades in oxide: Çöpler 0.32–0.41 g/t Au, Çakmaktepe 0.36–0.76 g/t Au, Ardich 0.30–0.55 g/t Au, and Bayramdere 0.35–0.50 g/t Au, and in sulfide: Çöpler 0.73 g/t Au and Ardich 0.77 g/t Au, (there are no credits for Ag or Cu in the cut-off grade calculations); allowances have been made for royalty payable.

•	Reported Mineral Resources contain no allowances for unplanned dilution or mining recovery.

•	Totals may vary due to rounding.

Mineral Reserves

Overall, there has been a 39% increase in tonnage above the cut-off across both combined Mineral Reserve categories, with a corresponding 22% increase in contained gold. The major proportion of the increase is from larger pit design at Çöpler.

The differences have been calculated between the CDMP20 Mineral Reserves and the previous Mineral Reserves reported as at December 31, 2019. The complete Mineral Reserve is shown in Table 3 for each deposit, material type, and classification.

The differences are a function of the following changes:

•	New designs for two new phases beneath the Çöpler pit;

•	Reduction in cut-off grades from the increased throughput provided by the flotation circuit, reduced unit costs and increased gold price;

•	Review of metallurgical recoveries;

•	Review of Çakmaktepe North; and

•	Depletion through mining since December 31, 2019.

Table 3. CDMP20 Mineral Reserves Summary.

CDMP20 Mineral Reserves Summary (as at the Effective Date)
	Tonnage (kt)	Grades			Contained Metal
Classification		Au (g/t)	Ag (g/t)	Cu (%)	Gold (koz)	Silver (koz)	Copper (klb)
Çöpler Mine – Oxide
Proven Mineral Reserve	230	1.23	8.97	0.06	9	66	294
Probable Mineral Reserve	7,364	1.23	6.16	0.13	290	1,458	20,549
Probable – Stockpile	—	—	—	—	—	—	—
Total Mineral Reserve	7,595	1.23	6.24	0.12	299	1,525	20,843
Çöpler Mine – Sulfide
Proven Mineral Reserve	2,140	2.42	7.63	—	166	525	—
Probable Mineral Reserve	42,461	2.18	5.73	—	2,970	7,819	—
Probable – Stockpile	6,674	2.63	—	—	564	—	—
Total Mineral Reserve	51,274	2.24	5.06	—	3,700	8,344	—
Çakmaktepe Mine – Oxide
Proven Mineral Reserve	—	—	—	—	—	—	—
Probable Mineral Reserve	274	1.26	10.91	—	11	96	—
Probable – Stockpile	11	2.69	—	—	1	—	—
Total Mineral Reserve	285	1.32	10.49	—	12	96	—
CDMP20 – Oxide Reserve
Proven Mineral Reserve	230	1.23	8.97	0.06	9	66	294
Probable Mineral Reserve	7,638	1.23	6.33	0.13	301	1,554	20,549
Probable – Stockpile	11	2.69	—	—	1	—	—
Total Mineral Reserve	7,879	1.23	6.40	0.12	311	1,621	20,843
CDMP20 – Sulfide Reserve
Proven Mineral Reserve	2,140	2.42	7.63	—	166	525	—
Probable Mineral Reserve	42,461	2.18	5.73	—	2,970	7,819	—
Probable – Stockpile	6,674	2.63	—	—	564	—	—
Total Mineral Reserve	51,274	2.24	5.06	—	3,700	8,344	—
CDMP20 Mineral Reserves Total
Proven Mineral Reserve	2,370	2.30	7.76	0.01	175	591	294
Probable Mineral Reserve	50,099	2.03	5.82	0.02	3,272	9,373	20,549
Probable – Stockpile	6,685	2.63	—	—	564	—	—
Total Mineral Reserve	59,154	2.11	5.24	0.02	4,011	9,964	20,843

•	Effective date of the CDMP20 Mineral Reserve is November 27, 2020.

•	The Mineral Reserves were developed based on mine planning work completed in October 2020 and estimated based on End of August 2020 topography surface.

•	Mineral Reserve cut-offs are based on $1,350/oz Au gold price; average oxide recoveries are 73% and average sulfide recoveries are 91%.

•

Çöpler oxide cut-off grades 0.47–0.59 g/t Au, Çöpler sulfide cut-off grade 1.05 g/t Au, Çakmaktepe oxide cut off grades 0.52–0.71 g/t Au; all cut off grades include allowance for royalty payable. There are no credits for silver or copper in the cut-off grade calculations. There is no Çakmaktepe Sulfide Mineral Reserve.

•	Economic analysis has been carried out using a long-term gold price of $1,585/oz Au. The economic analysis has used a Q4’20 start date.

•	Mineral Reserves tabulated include 403 kt at 2.47 g/t Au from the mine plan scheduled for September 2020.

•	Totals may vary due to rounding.

Ownership

The Çöpler mine is owned and operated by Anagold Madencilik Sanayi ve Ticaret Anonim Şirketi (“Anagold”). SSR Mining controls 80% of the shares of Anagold, Lidya Madencilik Sanayi ve Ticaret A.Ş. (“Lidya”), controls 18.5%, and a bank wholly owned by Çalık Holdings A.Ş., holds the remaining 1.5%. Exploration tenures surrounding the project area and mining at Çakmaktepe are subject to joint venture agreements between SSR Mining and Lidya that have varying interest proportions. SSR Mining controls 50% of the shares of Kartaltepe Madencilik Sanayi ve Ticaret Anonim Şirketi and 50% of Tunçpinar Madencilik Sanayi ve Ticaret Anonim Şirketi. The other 50% is controlled by Lidya. Greater than 96% of the Mineral Resource is located on SSR Mining owned 80% ground, with the remainder of the mineralization within the 50/50% ownership boundary.

Qualified Persons

The following people served as the Qualified Persons (“QPs”) for the CDMP20 Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1:

•

Bernard Peters, BEng (Mining), FAusIMM (201743), employed by OreWin Pty Ltd as Technical Director – Mining, was responsible for the overall preparation of the CDMP20 and, the Mineral Reserve estimates; and

•	Sharron Sylvester, BSc (Geol), RPGeo AIG (10125), employed by OreWin Pty Ltd as Technical Director – Geology, was responsible for the preparation of the Mineral Resources.

Mr. Peters and Ms. Sylvester have each reviewed and approved the information in this news release relevant to the portion of the CDMP20 for which they are responsible.

Data Verification and QA/QC

Data verification procedures are well-established at the project. Routine ongoing checking of all data is undertaken prior to being uploaded to the database. This is followed by campaign-based independent data verification audits at milestone stages throughout data collection programs.

For drillhole data, verification includes the checking of DGPS collar coordinates relative to topographic surveys, checking of down-hole surveys relative to adjacent readings and planned dip and azimuth of the hole, checking logged data entries to ensure they are consistent with log key sheets, cross-checking a subset of assay data with the original laboratory reports, and submission of and review of QA/QC data.

The QA/QC program has historically consisted of a combination of QA/QC sample types that are designed to monitor different aspects of the sample preparation and assaying process: Blanks are routinely inserted in order to identify the presence of contamination through the sample preparation process; a variety of CRM standards are routinely inserted in order to monitor and measure the accuracy of the assay laboratory results over time; Field duplicates are routinely inserted as a means of monitoring and assessing sample homogeneity and inherent grade variability and to enable the determination of bias and precision between sample pairs; laboratory duplicates are inserted as a means of testing the precision of the laboratory measurements; and inter-laboratory pulp duplicates are submitted to alternative independent laboratory to assess for bias or drift. The rate of submission has been modified over time but is currently 3%–5% for blanks, CRMs, and duplicates, and 5%–10% for field duplicates.

Endnotes

1.

The PEA Case is preliminary in nature and includes an economic analysis that is based, in part, on Inferred Mineral Resources. Inferred Mineral Resources are considered too speculative geologically for the application of economic considerations that would allow them to be categorized as Mineral Reserves, and there is no certainty that the results will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2.	Inclusive of Mineral Reserves.

3.

Production costs and AISC are determined on a per ounce gold produced basis and do not consider the application of inventory movements or deferred waste stripping. Production costs do not equate to cash costs prepared under SSR Mining non-GAAP measures. AISC do not equate to AISC prepared under SSR Mining non-GAAP measures.

4.	Free cash flow before interest and debt repayments.

About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused intermediate gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2019, the four operating assets produced over 720,000 ounces of gold and 7.7 million ounces of silver.

SSR Mining’s diversified asset portfolio is comprised of high margin, long-life assets along several of the world’s most prolific precious metal districts including the Çöpler mine along the Tethyan belt in Turkey; the Marigold mine along the Battle Mountain-Eureka trend in Nevada, USA; the Seabee mine along the Trans-Hudson Corridor in Saskatchewan, Canada; and the Puna mine along the Bolivian silver belt in Jujuy, Argentina. SSR Mining has an experienced leadership team with a proven track record of value creation. Across SSR Mining, the team has expertise in project construction, mining (open pit and underground), and processing (pressure oxidation, heap leach, and flotation), with a strong commitment to health, safety and environmental management.

SSR Mining intends to leverage its strong balance sheet and proven track record of free cash flow generation as foundations to organically fund growth across the portfolio and to facilitate superior returns to shareholders.

SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SOURCE: SSR Mining Inc.

SSR Mining Contacts

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer

Michael McDonald, Director, Corporate Development & Investor Relations

SSR Mining Inc.

E-Mail: invest@ssrmining.com

Phone: +1 (888) 338-0046 or +1 (604) 689-3846

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Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to us, certain statements contained in this news release constitute forward-looking information, future oriented financial information, or financial outlooks (collectively “forward-looking information”) within the meaning of Canadian securities laws. Forward-looking information may be contained in this document and our other public filings. Forward-looking information relates to statements concerning our outlook and anticipated events or results and in some cases, can be identified by terminology such as “may”, “will”, “could”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “projects”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts.

Forward-looking statements in this news release are based on certain key expectations and assumptions made by us. Although we believe that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because we can give no assurance that they will prove to be correct. Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this news release. The key risks and uncertainties include, but are not limited to: local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; developments with respect to the coronavirus disease 2019 (“COVID-19”) pandemic, including the duration, severity and scope of the pandemic and potential impacts on mining operations; risks associated with the merger transaction with Alacer Gold Corp.; and other risk factors detailed from time to time in our reports filed with the Canadian securities regulatory authorities.

Forward-looking statements in this news release include statements concerning, among other things: forecasts; outlook; timing of production; our intention to return excess attributable free cash flow to shareholders; future cash costs and AISC per payable ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; our ability to discover new areas of mineralization, to add Mineral Reserves and to define additional Mineral Resources; the timing and extent of capital investment at our operations; the timing and extent of capitalized stripping at our operations; the timing of production and production levels; higher processed grades at Çöpler; free cash flow generation timing; the results of the 2020 Çöpler technical report, including the timing and preliminary capital estimate for the proposed flotation circuit, the impact of the proposed flotation circuit on total sulfide plant throughput and gold production and the results of production and exploration generally; the timing, focus and results of our exploration and development programs; Çöpler continuing to operate with limited impact from COVID-19, including exploration activities continuing as planned; current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months; movements in commodity prices not impacting the value of any financial instruments; estimated production rates for gold, silver and other metals produced by us; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement; estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us and the timing thereof; our plans and expectations for our properties and operations; and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, environmental, regulatory, and political matters that may influence or be influenced by future events or conditions.

Such forward-looking information and statements are based on a number of material factors and assumptions, including, but not limited in any manner to, those disclosed in any other of our filings, and include: the inherent speculative nature of exploration results; the ability to explore; communications with local stakeholders; maintaining community and governmental relations; status of negotiations of joint ventures; weather conditions at our operations; commodity prices; the ultimate determination of and realization of Mineral Reserves; existence or realization of Mineral Resources; the development approach; availability and receipt of required approvals, titles, licenses and permits; sufficient working capital to develop and operate the mines and implement development plans; access to adequate services and supplies; foreign currency exchange rates; interest rates; access to capital markets and associated cost of funds; availability of a qualified work force; ability to negotiate, finalize, and execute relevant agreements; lack of social opposition to our mines or facilities; lack of legal challenges with respect to our properties; the timing and amount of future production; the ability to meet production, cost, and capital expenditure targets; timing and ability to produce studies and analyses; capital and operating expenditures; economic conditions; availability of sufficient financing; the ultimate ability to mine, process, and sell mineral products on economically favorable terms; and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, geopolitical, regulatory and political factors that may influence future events or conditions. While we consider these factors and assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

You should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are only predictions based on our current expectations and our projections about future events. Actual results may vary from such forward-looking information for a variety of reasons including, but not limited to, risks and uncertainties disclosed in our filings on our website at www.ssrmining.com, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the ASX at www.asx.com.au and other unforeseen events or circumstances. Other than as required by law, we do not intend, and undertake no obligation to update any forward-looking information to reflect, among other things, new information or future events.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including free cash flow, cash costs and AISC per payable ounce of gold and silver sold, and realized metal prices. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures employed by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should refer to our management’s discussion and analysis, available under our corporate profile at www.sedar.com or on our website at www.ssrmining.com, under the heading “Non-GAAP Financial Measures” for a more detailed discussion of how we calculate such measures and a reconciliation of certain measures to GAAP terms.